Exhibit 21.1

Subsidiaries of the Company.

The following is a list of the subsidiaries of State Bank Financial Corporation as of December 31, 2017, including the name of each subsidiary and its jurisdiction of incorporation:

State Bank and Trust Company            Georgia
ARG Properties Acquisition, LLC            Alabama
ARG Quality Properties, LLC            Alabama